					Exhibit 12.1
					1/27/2006
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date December 31, 2005

					Twelve
					Months
					Ended
					December 31,
	2001	2002	2003	2004	2005
----------------------------------------------------------------------------Thousands of Dollars-------------------------------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$652,467	$770,194	$782,220	$819,955	$819,515
Interest expense, net of amounts capitalized	247,789	226,732	215,858	211,373	215,431
Distributions on mandatorily redeemable preferred securities	24,775	24,599	15,255	0	0
AFUDC - Debt funds	9,569	6,854	6,421	6,856	8,173

Earnings as defined	$934,600	$1,028,379	$1,019,754	$1,038,184	$1,043,119

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$220,627	$208,148	$183,953	$173,226	$186,542
Interest on affiliated loans	1,082	845	274	16,479	16,563
Interest on interim obligations	13,556	1,160	388	465	1,063
Amort of debt disc, premium and expense, net	11,740	12,857	15,671	14,793	14,559
Other interest charges	10,352	10,577	21,993	13,266	4,877
Distributions on mandatorily redeemable preferred securities	24,775	24,599	15,255	0	0

Fixed charges as defined	$282,132	$258,186	$237,534	$218,229	$223,604

RATIO OF EARNINGS TO FIXED CHARGES	3.31	3.98	4.29	4.76	4.67